

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2011

<u>Via E-mail</u>
Mr. Relland Winand
Chief Financial Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, Pennsylvania 19044

   Re: **Orbit/FR, Inc.**
       Form 10-K for the year ended December 31, 2010
       Filed March 31, 2011
       Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010
       Filed October 26, 2011
       Amendment No. 2 to Form 10-K for the Year Ended December 31, 2010
       Filed November 30, 2011
       File No. 000-22583

Dear Mr. Winand:

   We have reviewed your response dated November 30, 2011 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Relland Winand
Orbit/FR, Inc.
December 13, 2011
Page 2

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010 filed November 30, 2011

1.   Contrary to your response to prior comment 2, we continue to note that the audit report of Ziv Haft, included on page 34 of Amendment No. 1 to your Form 10-K, is dated March *30*, 2011 while the consent in this amendment refers to a report dated March *28*, 2011. Based on our conversations, the date used on the audit report is a typographical error and should be March 28, 2011. As such, please amend your Form 10-K to include the entire financial statements in Item 8 and correct the date of the audit report and ensure that the dates of the audit reports referred to in the consents are consistent with those audit reports.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant